July 31, 2008

Ms. Pamela Long
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

RE:	China Energy Recovery, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”)
Filed June 23, 2008
File No. 333-150659

Dear Ms. Long:

In response to your letter to Mr. Qinghuan Wu dated July 11, 2008 and on behalf of the Company, we provide the following responses to the comments contained in your letters. We are also filing Amendment No. 2 to the Registration Statement simultaneously herewith. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

General

1.	To the extent available, please provide a recent developments section that summarizes and addresses your financial condition and results of operations for the recently completed interim period.

This information for the period ended June 30, 2008 is not yet available. The Company will provide it as soon as it is.

2.	Please revise disclosures throughout your document to ensure that all share and per share data has been restated to reflect your stock split.

The Company has revised its disclosures accordingly except in limited circumstances where it appears more appropriate to report share and per share data historically without reflecting applicable stock splits and other adjustments to the Company’s capital structure. The Company has clearly set forth in the Registration Statement those instances where share and per share data are presented before taking into account any applicable stock split.

410 Seventeenth Street, Suite 2200 | Denver, CO 80202-4432                         303.223.1100 tel
Brownstein Hyatt Farber Schreck, LLP | bhfs.com                                            303.223.1111 fax

Ms. Pamela Long
July 31, 2008

3.
We note your response to comment 3 in our letter dated June 4, 2008. Given that your financial condition and overall capitalization has significantly changed as a result of your share exchange with Poise Profit International, Ltd. and your Securities Purchase Agreement, it appears to us that you should provide pro forma financial information in accordance with Article 11-01(a)(8) of Regulation S-X. Please revise as appropriate. Alternatively, you may update your financial statements and related disclosures to include the period ended June 30, 2008 which would therefore also include the impact of these translations.

The Company has included in the Registration Statement pro forma financial information for the year ended December 2007 and for the period ended March 31, 2008, to reflect the closing of the Share Exchange and the Financing.

4.
We note that your financial statements and related disclosures have been updated to include the results of Poise Profit International, Ltd. for the period ended March 31, 2008. We further note that the share exchange between China Energy Recovery, Inc. and Poise Profit International, Ltd. took place subsequent to March 31, 2008. Therefore, since China Energy Recovery, Inc. was the actual registrant during the periods you have presented, please revise to include their historical financial statements and related MD&A disclosures. Alternatively, if you update your financial statements and related disclosures to the period ended June 30, 2008, you would only need to present the financial statements and related disclosures of Poise Profit International, Ltd. since that period would include the impact of the reverse acquisition and Poise Profit International, Ltd. would then be the effective registrant.

The Company has included the requested financial statements and related MD&A disclosures for China Energy Recovery, Inc. for the years ended December 31, 2007 and 2006, and for the period ended March 31, 2008.

Prospectus Summary, Page 1

5.	In this section, please disclose your response to comment 6 in our letter dated June 4, 2008.

The Company has revised the prospectus summary accordingly.

Revenue Recognition, page 15

6.	We note your response to comment 13 in our letter dated June 4 ,2008 and have the following additional comments:

•
We note that you provide your customers with a limited warranty. Please tell us how you have considered this in determining whether your agreements constitute a multiple element arrangement. Reference SAB 104 and EITF 00-21.

Ms. Pamela Long
July 31, 2008

The Company allows its customers to retain 5% to 10% of the contract prices as retainage during the warranty period, usually 12 or 24 months, to guarantee product quality. The Company records the retainage as deferred revenue and does not recognize it until a customer pays the retainage after the warranty period expires without any proper warranty claims. When a proper warranty claim occurs, the Company will repair the product at its expense. Historically, the Company has experienced few proper warranty claims resulting in the Company having to repair a defective product. Therefore, the Company records such expenses as they incur. As illustrated, the retainage serves the function of a security deposit to guarantee the Company’s warranty obligations. The Company has provided more details regarding the terms of the warranty in its response to your comment 15 below.

Pursuant to paragraph 9 of EITF 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (a) the delivered item(s) has value to the customer on a standalone basis (an item has value on a standalone basis if it is sold separately by any vendor or the customer could resell a delivered item on a standalone basis; this criterion does not require the existence of an observable market for that deliverable); (b) there is objective and reliable evidence of the fair value of the undelivered item(s); and (c) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

The products or equipment that the Company provides to its customers are highly customized and closely integrated into the specific customer’s facilities and essentially not transferable to any other facilities without significant modification and cost. Therefore, it would be difficult, if not impossible, to resell such equipment to be beneficially used in another facility other than in connection with the facility for which it was intended. Similarly, the warranty has no value to the Company’s customers on a standalone basis because the warranty is tied to the installed products and it is not possible to resell the warranty on a standalone basis. Further, there is no objective and reliable evidence of the fair value of the warranty. Finally, the Company’s customers do not have a general right of return of the products but instead must rely on the warranty. Therefore, the warranty should not be considered a separate unit of accounting and the Company’s revenue arrangements do not constitute a multiple deliverables arrangement.

•	Tell us how you determined that the amount of revenue you have allocated to your warranty represents the fair value of that deliverable.

There is no quoted or observable market price for the fair value of the warranty. Therefore, the Company based the determination of the fair value of its warranty on the retainage amounts, which usually are 5% to 10% of the contract prices.

•
Please tell us, and revise to disclose, how you have considered SOP 81-1 in determining that it was appropriate to use percentage of completion accounting for your EPC services. In this regard, please ensure that you more specifically discuss the specific terms of EPC contacts and how you determined that those terms supported the notion of a continuous sale. Reference paragraph 22 of SOP 81-1.

Ms. Pamela Long
July 31, 2008

The Company has revised its disclosures with respect to revenue recognition in the MD&A for Poise and in the footnotes to the consolidated financial statements for Poise for the years ended December 31, 2007 and 2006.

Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (1981) issued by the American Institute of Certified Public Accountants (“SOP 81-1”) requires use of the percentage of completion method in lieu of the completed contract method when: (a) it is possible to make reasonably reliable estimates of revenue and costs for the construction project; (b) the contract specifies the parties’ rights as to the goods, consideration to be paid and received, and the resulting terms of payment or settlement; (c) the purchaser has the ability and expectation to perform all contractual duties; and (d) the contractor has the same ability and expectation to perform. In contrast, SOP 81-1 provides that the completed contract method should be used in rare circumstances where: (a) the contract is of a short duration; (b) the contract violates any one of the prongs described above for the percentage of completion method; or (c) the project involves documented extraordinary, nonrecurring business risks.

EPC contracts are by nature long-term construction-type contracts, usually lasting more than one accounting period, and the Company is able to reasonably estimate the progress toward completion, including contracts revenues and contracts costs. EPC contacts specify the customers’ rights to the goods, the consideration to be paid and received, and the terms of payment. Specifically, the Company has the right to require a customer to make progress payments upon completion of determined stages of the project which serve as evidence of the customer’s approval and acceptance of the work completed to date as complying with the terms of the particular EPC contract and upon which the Company recognizes revenue. The risks and rewards of ownership of the installed goods pass to the customer upon completion of each stage of the project. Hence, EPC contracts involve a continuous sale and transfer of ownership rights that occur as the work progresses as described in paragraph 22 of SOP 81-1. Further, a customer has the right to require specific performance of the contract and the Company’s contracts do not involve any documented extraordinary nonrecurring business risks.

For the above-mentioned reasons, the Company recognizes revenues from EPC contracts using percentage of completion accounting.

Results of Operations, page 16

7.
We note your response to comment 14 in our letter dated June 4, 2008. Please further explain why the highly customized nature of your products and services precludes you from providing results. It continues to appear to us that more qualified discussions regarding the impact of factors such as average contract values, sales volume, EPC services and raw material prices will allow readers to gain a more informed understanding of your operations.

Ms. Pamela Long
July 31, 2008

Because of the highly customized nature of our products, the values of the contracts the Company enters into in the ordinary course of business vary significantly, ranging from a few thousands to several million dollars per contract. Hence, average amounts and sales volume may not be illustrative to an investor of our business. As a hypothetical example, the Company may complete 40 projects (or orders) in a given year where perhaps three of those orders may represent 75% of the Company’s total revenues in such year. In such a situation, the average numbers may not fully reflect the Company’s operating results for the year. Nevertheless, the Company has provided additional disclosures in the MD&A for Poise responsive to your comment.

Non-Operating Income, page 17

8.	We note your response to comment 15 in our letter dated June 4, 2008. Please revise to further explain how you considered any remaining legal rights vendors may have to collect the amounts payable.

The most current payable written off was incurred in April 2002. The Company has informed us that according to the Civil Law of China, a vendor’s right to collect expires after two years. Before writing off such payables, the Company consulted Chinese legal counsel and performed necessary legal procedures such as obtaining shareholders’ resolutions. Therefore, the Company believes that it is appropriate to write off such payables.

Operating Activities, page 21

9.
Please revise to disclose why you were unable to collect the accounts receivable balance related to the revenue you recognized during the three months ended March 31, 2008. Please also disclose if those amounts have now been collected.

The Company has revised the section entitled “Operating Activities” accordingly.

Certain Relationships and Related Transactions, page 36

10.
We note the transactions occurring between Mr. Wu and Vessel Works Division during 2007. However, it is unclear from the figures listed how you determined that the amount receivable from Mr. Wu is $463,663. Please explain these transactions in more detail.

There is a discrepancy between the amounts expressed in U.S. dollars and Chinese Renminbi (“RMB”) caused by fluctuations in the historical currency exchange rates between the two currencies used to convert amounts in RMB to U.S. dollars. Therefore, the sum of the amounts expressed in U.S. dollars will not add up to $463,663. The table below sets forth the amounts described in the section entitled “Certain Relationships and Related Transactions” expressed in RMB. The balance as of December 31, 2007 was RMB3,381,941. Using an exchange rate as of December 31, 2007 of $1 equaling approximately RMB7.2939, the balance as of December 31, 2007 was $463,663.

Ms. Pamela Long
July 31, 2008

Date	Description	RMB
12/2003	Advance to Mr. Wu as a partial capital contribution to Haiyin	10,000,000
11/2006	Advance to Mr. Wu for business convenience purpose	1,000,000
12/2006	Advance to Mr. Wu for business convenience purpose	300,000
12/2006	Mr. Wu paid bonus to employees of Vessel Works Division on its behalf	(389,546)
12/2006	Mr. Wu paid bonus to employees of Shanghai Engineering on its behalf	(1,060,800)
2007	Various advance to Mr. Wu for business convenience purposes	6,231,250
12/2007	Mr. Wu paid bonus to employees of Vessel Works Division on its behalf	(674,378)
12/2007	Mr. Wu paid bonus to employees of Shanghai Engineering on its behalf	(1,024,585)
12/2007	Payment by Mr. Wu to Shanghai Engineering	(1,000,000)
12/2007	Payment by Mr. Wu to Shanghai Engineering out of distribution from Haiyin	(10,000,000)

	Balance in RMB as of 12/31/2007	3,381,941
	Balance in $ as of 12/31/2007	463,663

11.
We note your response to comments 27 in our letter dated June 4, 2008. Please revise to disclose that you believe it is not probable that you will have to make future payments or otherwise transfer consideration under the terms of your registration rights arrangement.

The Company has revised its disclosures accordingly.

Description of Capital Stock, page 38

12.	We note your response to comment 28 in our letter dated June 4,2008 and have the following additional comments:

•	Tell us how you considered ASR 268 and EITF D-98 in determining the classification of your Preferred Stock.

ASR 268 and Topic No. D-98, “Classification and Measurement of Redeemable Securities,” provide that Rule 5-02.28 or Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (a) at a fixed or determinable price on a fixed or determinable date; (b) at the option of the holder; or (c) upon the occurrence of an event that is not solely within the control of the issuer. The shares of the Company’s Series A Convertible Preferred Stock are not redeemable for cash. Therefore, the Company believes that it is appropriate to record the Series A Convertible Preferred Stock in the equity section of its balance sheet.

•
It appears that your common stock was trading at a price higher than the per unit price at the time of the offering. Please tell us what considerations you have given to whether your Preferred Stock contains a beneficial conversion feature. Reference EITF 00-27.

Ms. Pamela Long
July 31, 2008

The Company’s Series A Convertible Preferred Stock contains a beneficial conversion feature and will be accounted for pursuant to EITF 98-5 and 00-27. Because the warrants were issued with Series A Convertible Preferred Stock, the Company allocated the net proceeds between its Series A Convertible Preferred Stock and the warrants. The intrinsic value of the beneficial conversion feature was limited to the fair value allocated to the Series A Convertible Preferred Stock. Because the Series A Convertible Preferred Stock was convertible upon issuance, the beneficial conversion feature was treated as a deduction of additional paid in capital because the Company had an accumulated deficit on the date that the Company issued its Series A Convertible Preferred Stock.

•	Given the significance of your Security Purchase Agreement, please revise to disclose the allocation of the proceeds to the preferred stock and warrants.

In response to your comment, the Company modified “Note 14 - Subsequent Events” in the footnotes to the Company’s financial statements for the three months ended March 31, 2008 and expect to insert the same discussion in the footnotes to the Company’s forthcoming financial statements for the six months ended June 30, 2008.

•	Please revise to include a sensitivity analysis demonstrating how changes in the fair market value of your warrants may impact your operating results.

After further detailed assessment, including examining the warrants issued in the Financing against the eight criteria set forth in EITF 00-19 (as presented in modified “Note 14 - Subsequent Events” in the footnotes to the Company’s financial statements for the three months ended March 31, 2008 in response to your comment above), the Company has determined that the warrants should be classified as equity and not as liabilities. Because the warrants should be classified as equity, there is no need to revalue the fair market value of the warrants at the end of each reporting period. Therefore, the requested sensitivity analysis to demonstrate the impact of the changes in the fair market value of the warrants on the Company’s operating results is not applicable.

Selling Shareholders, page 39

13.
We note that you are registering the resale of 736,467 shares of common stock acquired in the private placement described in part (c). However, it appears that the three selling shareholders who obtained stock in this private placement plan to sell 226,389 shares of common stock pursuant to this prospectus. Please explain why you are registering a greater number of shares or revise accordingly.

The Company has revised the number of shares of common stock being registered on behalf of the selling stockholders in the Registration Statement. The Company is registering 671,161 shares of common stock described in part (c). Out of those shares, the Company is registering 444,772 shares of the Company’s common stock acquired by Tapirdo Enterprises, LLC on conversion of the Bridge Note, as further described in footnote 52 to the selling stockholder table.

Ms. Pamela Long
July 31, 2008

14.
We note the following instances where the number of shares listed in the third column of the selling shareholders table do not match the number of shares listed in the corresponding footnote. Please clarify and revise accordingly.

•	Jared Kaban
•	Tapirdo Enterprises, LLC

The Company has revised (a) the number of shares listed for Jared Kaban in the selling stockholder table, and (b) footnote 52 to the selling stockholder table to reflect that the Company is registering 444,772 shares of its common stock acquired by Tapirdo Enterprises, LLC on conversion of the Bridge Note.

Note 9 - Deferred Revenue, page F-16

15.
We note your response to comment 36 in our letter dated June 4, 2008. The amounts included as deferred revenue appear to be the amounts you will recognize as revenue once the warranty period has ended. It is still unclear to us how you are accounting for the expense associated with servicing this warranty. Please explain. In addition, please provide us with a more comprehensive discussion of the term of the warranty period and clarify if there are any circumstances in which you would be required to refund customers amounts exceeding the retainage.

When a proper warranty claim is made and the Company determines that the product in question is defective, the Company will repair the product at its own expense. Historically, the Company has experienced on average approximately one proper warranty claim per year resulting in the Company having to repair the product. In those instances, the expenses incurred for the repair usually did not exceed $10,000 per claim. The Company recorded such expenses as they were incurred as cost of sales.

According to warranty terms commonly used in the Company’s sales contracts, the Company guarantees that, among other things, the products sold are manufactured, installed and will operate according to specification stipulated in the particular sales contract. The Company is responsible for any design defects, engineering defects and material defects during the warranty period, usually 12 or 24 months after a customer’s acceptance of the product. If the Company fails to remedy a proper warranty claim, a customer may remedy the problem itself in a reasonable manner at the Company’s expense. Also, if the Company fails to respond to a warranty claim within 30 days upon receipt of a proper claim notice, or if the Company fails to resolve a proper warranty claim within 30 days of proper notice (or such longer time period agreed to), a customer may retain all or a portion of the retainage. In no circumstances must the Company refund an amount of the purchase price exceeding the retainage.

Recent Sales of Unregistered Securities, page II-2

16.
We note the April 13, 2006 transaction whereby three accredited investors purchased 1,302,999 shares of common stock for $50,000.00. In part (e) on page 39, you appear to be describing the same transaction in both places, please revise the number of shares issued accordingly. If you are not describing the same transaction, please disclose the transaction on page 39 in the Recent Sales of Unregistered Securities section as per Item 701 of Regulation S-K.

Ms. Pamela Long
July 31, 2008

The two transactions are the same. There were a total of five purchasers in the April 13, 2006 private placement. The Company has revised its disclosure in the Recent Sales of Unregistered Securities section accordingly. The shares acquired by one of the purchasers, RP Capital LLC, are not reflected in part (e) on what used to be page 39 because the Company is not registering the shares acquired by RP Capital LLC on April 13, 2006. RP Capital LLC is not affiliated with ARC Investment Partners, LLC. For further information please refer to Exhibit 10.2 to the Registration Statement and the Company’s Current Report on Form 8-K filed on April 18, 2006.

17.
In part (d) on page 39, we note your discussion of the securities issued to consultants who provided advisory and consulting services to the company. Please disclose all these transactions in the Recent Sales of Unregistered Securities section as per Item 701 of Regulation S-K. We note your disclosure of the 55,556 shares issued to your attorney.

The Company has added the requested disclosures in the Recent Sales of Unregistered Securities section of the Registration Statement.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Sincerely,

/s/ Rikard D. Lundberg

Rikard D. Lundberg